March 24, 2006

Via Mail and Fax

Mr. Robert P. van der Merwe
President and Chief Executive Officer
Paxar Corporation
105 Corporate Park Drive
White Plains, NY 10604


	RE: 	Paxar Corporation
		Form 10-K: For the Year Ended December 31, 2005
		File Number: 001-09493

Dear Mr. van der Merwe:

	We have reviewed the above referenced filing and have the following comments. We have limited our review to only the financial statements and related disclosures and do not intend to expand our review to other portions of your filing. Where indicated, we believe you should revise your future filings in response to these comments.
If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K: For the Year Ended December 31, 2005

Management`s Discussion and Analysis ..., page 12
Overview, page 12

1. On page 13 you disclose the amount of cost savings you expect to realize in connection with the 2005 Restructuring Program. In subsequent filings please disclose the nature and basis for the amount of these savings. Refer to the next to the last paragraph of SAB Topic 5.P.4.

Critical Accounting Policies and Estimates, page 20
Impairment of Long-Lived Assets, page 21

2. Please tell us and expand your disclosure to discuss the significant factors used in determining the best estimate of net realizable value associated with restructuring initiatives and how the assumptions used bear the risk of change. Provide greater insight into the quality, sensitivity and variability regarding the factors that have or may materially affect your estimates. To the extent material, include an analysis of how actual results may differ from your estimates under different assumptions and conditions you have considered.

Notes to Consolidated Financial Statements, page 35
Note 3: Summary of Significant Accounting Policies, page 36
Foreign Currency Translation, page 39

3. We note that translation adjustments are material to your accumulated other comprehensive income. Accordingly, please disclose the cumulative amount of such and related income taxes at the latest balance sheet date presented, along with an analysis of changes during the latest period as necessary. Refer to paragraph 31 of FAS 52 for guidance.

Note 9: Long-Term Debt, page 42

4. Please explain to us the nature of the $7.4 of prepayment charges associated with the repayment of the 6.74% Senior Notes. We noted in another disclosure that $0.4 of unamortized financing costs were written off in connection with the repayment of these notes but it is unclear as to whether or not this amount is included in the $7.4 and what other items this amount includes. Further, explain to us why the prepayment charges are an apparent noncash add back adjustment to operating activities within your statement of cash flows when it appears from note 9 that they were paid in cash and represent additional interest costs incurred, which are required to be classified as operating cash outflows by paragraph 23(d) of FAS 95.


Note 17: Commitments and Contingent Liabilities, page 49

5. You disclose that you have been named a potentially responsible party relating to contamination that occurred at certain super-fund sites, and that you do not expect the ultimate outcome of this matter to be material in relation to your results of operations or financial condition. Please note that a statement that the contingency is not expected to be material does not satisfy the requirements of FAS 5 if there is at least a reasonable possibility that a loss exceeding amounts recognized may have been incurred and the amount of that additional loss would be material. Provide us with the details of these matters and explain to us how you concluded that it is not reasonably possible that associated amounts are material. Tell us whether or not you are jointly and severally liable for any contamination or remediation at these sites. Also, tell us the amount of liability recorded for such, and if none, why not. Refer to SAB Topic 5.Y for further guidance.

Note 21: Condensed Quarterly Financial Data (Unaudited), page 52

6. Please disclose the information required by Item 302(A)(3) of Regulation S-K. For example, we noted from other disclosures in your filing that you recorded restructuring, impairment and debt repayment charges in the fourth quarter 2005 that are material to the results of that quarter that should be disclosed here.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosures in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Please file your response to our comments via EDGAR within 10 business days from the date of this letter. You may contact Doug
Jones at 202-551-3309, Lyn Shenk at 202-551-3380 or the
undersigned at 202-551-3812 with any questions.

	Sincerely,



	Michael Fay
	Accounting Branch Chief

cc: Anthony S. Colatrella, Vice President and Chief Financial
Officer